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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under The Securities Exchange Act of 1934
                            (Amendment No.        )(1)

                                Geokinetics Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   372910 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                               Parson & Brown LLP
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 18, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 241 Pages





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--------------------------                              ------------------------
CUSIP NO. 372910 10 9                  13D               PAGE 2 OF 241 PAGES
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Blackhawk Investors, L.L.C.
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
    2
                                                                (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      OO (See Item 3)
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
    5                                                                        [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   See Item 5(b)
       NUMBER OF           -----------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 See Item 5(b)
        OWNED BY           -----------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   See Item 5(b)
      PERSON WITH          -----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   See Item 5(b)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11 8,666,667 shares (assuming the conversion of the Series A and Series B Preferred into Common); See Item 5(a)
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                                   [X]
          See Item 5(a)
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          59.01% (assuming the conversion of the Series A and Series B Preferred into Common); See Item 5(a)
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*
          OO (Limited Liability Company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 241 Pages



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--------------------------                              ------------------------
CUSIP NO. 372910 10 9                  13D               PAGE 3 OF 241 PAGES
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Blackhawk Capital Partners
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
    2                                                               (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      OO (See Item 3)
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
    5                                                                        [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Texas
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   See Item 5(b)
       NUMBER OF           -----------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 See Item 5(b)
        OWNED BY           -----------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   See Item 5(b)
      PERSON WITH          -----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   See Item 5(b)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11 8,666,667 shares (assuming the conversion of the Series A and Series B Preferred into Common); See Item 5(a)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12      CERTAIN SHARES*                                                  [X]
           See Item 5(a)
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           59.01% (assuming the conversion of the Series A and Series B Preferred into Common); See Item 5(a)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 241 Pages




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--------------------------                              ------------------------
CUSIP NO. 372910 10 9                  13D               PAGE 4 OF 241 PAGES
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Steven A. Webster
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
    2                                                             (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      BK (See Item 3)
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
    5                                                                   [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   See Item 5(b)
       NUMBER OF           -----------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 See Item 5(b)
        OWNED BY           -----------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   See Item 5(b)
      PERSON WITH          -----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   See Item 5(b)
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11 10,347,915 shares (assuming the conversion of the Series A and Series B Preferred into Common and the exercise of the Bridge Loan Warrants owned by Webster); See Item 5(a)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12      CERTAIN SHARES*                                              [X]
           See Item 5(a)
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13 64.5% (assuming the conversion of the Series A and Series B Preferred into Common and the exercise of the Bridge Loan Warrants owned by Webster); See Item 5(a)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 241 Pages




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


--------------------------                              ------------------------
CUSIP NO. 372910 10 9                  13D               PAGE 5 OF 241 PAGES
--------------------------                              ------------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           William R. Ziegler
--------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
    2                                                             (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS*
    4      BK (See Item 3)
--------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)
    5                                                                     [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   See Item 5(b)
       NUMBER OF           -----------------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 See Item 5(b)
        OWNED BY           -----------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   See Item 5(b)
      PERSON WITH          -----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   See Item 5(b)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11 10,397,929 shares (assuming the conversion of the Series A and Series B Preferred into Common and the exercise of the Bridge Loan Warrants and Ziegler Options owned by Ziegler); See Item 5(a)
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                                  [X]
          See Item 5(a)
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13 64.6% (assuming the conversion of the Series A and Series B Preferred into Common and the exercise of the Bridge Loan Warrants and Ziegler Options owned by Ziegler); See Item 5(a)
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 241 Pages




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                                  SCHEDULE 13D

INTRODUCTION.

          The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D as a group solely because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the fact that they may be deemed to have acted in concert in connection with their acquisition of certain securities of the issuer, pursuant to the terms and conditions of a certain Securities Purchase and Exchange Agreement dated July 18, 1997 among the Company (as hereinafter defined) and the reporting persons (the "Securities Purchase and Exchange Agreement"). In accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, the persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Group Filing Agreement"), a copy of which is attached hereto as Exhibit I.

          Steven A. Webster and William R. Ziegler, two of the reporting persons named in Item 2 below, are also signatories to (i) a certain Schedule 13D which was jointly filed with Securities and Exchange Commission (the "Commission") on May 5, 1997 by such reporting persons (the "Initial Group Filing") because such persons may have been deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act by virtue of the fact that they may have acted in concert in connection with their acquisition of certain securities of the issuer, inclusive of certain 12% Senior Secured Notes of the Company and certain subsidiaries of the Company (collectively, the "Senior Notes") and Warrants to acquire Common Stock of the Company (collectively, the "Bridge Loan Warrants"), pursuant to the terms and conditions of a certain Securities Purchase Agreement dated April 25, 1997 (the "Bridge Loan Securities Purchase Agreement") and (ii) a certain Amendment No. 1 to the Initial Group Filing, which is being filed with the Commission contemporaneously with the filing of this Initial Statement of Beneficial Ownership, on Schedule 13D, to disclose a termination of such Initial Group Filing (the "Termination of Initial Group Filing") upon the filing of this Statement.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the common stock, par value $0.20 per share (the "Common Stock") of Geokinetics Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5555 San Felipe, Suite 780, Houston, Texas 77056.

ITEM 2.   IDENTITY AND BACKGROUND.

          Blackhawk Investors, L.L.C. ("Blackhawk"), Blackhawk Capital Partners ("BCP"), Steven A. Webster ("Webster") and William R. Ziegler ("Ziegler") are purchasers of

                              Page 6 of 241 Pages




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certain securities of the Company, consisting of shares of Common Stock, shares of Series A Convertible Preferred Stock of the Company and Shadow Warrants to acquire Common Stock of the Company, pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement and Blackhawk is the purchaser of certain additional securities of the Company, consisting of shares of Series B Convertible Preferred Stock of the Company and Shadow Warrants to acquire Common Stock of the Company, pursuant to the terms and conditions of the Securities Purchase Agreement dated as of July 24, 1997 between the Company and Blackhawk (the "Subsequent Securities Purchase Agreement"). Blackhawk, BCP, Webster and Ziegler are sometimes hereinafter individually referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons").

          Blackhawk is a Delaware limited liability company that was formed recently to acquire, own and hold the securities of the Company (inclusive of the shares of Common Stock) to be purchased by it pursuant to the Securities Purchase and Exchange Agreement. The address of the principal business and the principal office of Blackhawk is 3662 Piping Rock, Houston, Texas 77027. The sole managing member of Blackhawk is BCP.

          BCP is a Texas general partnership that was formed recently to serve as the sole managing member of Blackhawk. The address of the principal business and the principal office of BCP is 3662 Piping Rock, Houston, Texas 77027. The only partners of BCP are Steven A. Webster and William R. Ziegler.

          Webster is a natural person and has a business address of 1900 West Loop South, Suite 1800, Houston, Texas 77027. The present principal occupation or employment of Webster is as the Chairman, Chief Executive Officer and Treasurer of Falcon Drilling Company, Inc., a marine oil and gas drilling contractor with its principal place of business located at 1900 West Loop South, Suite 1800, Houston, Texas 77027. Webster is a United States citizen.

          Ziegler is a natural person and has a business address of 666 Third Avenue, 9th Floor, New York, New York 10017. The present principal occupation or employment of Ziegler is as a partner of Parson & Brown LLP, a law firm with its principal place of business located at 666 Third Avenue, 9th Floor, New York, New York 10017. Ziegler is a United States citizen.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on July 18, 1997, Blackhawk purchased from the Company (i) 5,041,667 shares of

                          Page 7 of 241 Pages




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



Common Stock, (B) 171,875 shares of Series A Convertible Preferred Stock of the Company (the "Series A Preferred Stock") and (C) a Shadow Warrant to purchase up to an aggregate of 6,512,095 shares of Common Stock, subject to adjustment (the "Initial Blackhawk Shadow Warrant"), for an aggregate cash purchase price of $5,500,000, of which $3,781,250 was paid in consideration of the Common Stock ($0.75 per share) and $1,718,750 was paid in consideration of the Series A Preferred Stock ($10.00 per share). Pursuant to the terms and conditions of the Subsequent Securities Purchase Agreement, on September 30, 1997 Blackhawk purchased from the Company (i) 100,000 shares of Series B Convertible Preferred Stock of the Company (the "Series B Preferred Stock"; the Series A Preferred Stock and the Series B Preferred Stock are sometimes hereinafter collectively referred to as the "Preferred Stock") and (ii) a Shadow Warrant to purchase up to an aggregate of 1,100,255 shares of Common Stock, subject to adjustment (the "Subsequent Blackhawk Shadow Warrant"), for an aggregate cash purchase price of $1,000,000, all of which was paid in consideration of the Series B Preferred Stock ($10.00 per share).

          The source of funds for the $6,500,000 aggregate purchase price for the securities of the Company purchased by Blackhawk pursuant to the Securities Purchase and Exchange Agreement and the Subsequent Securities Purchase Agreement was the offering and sale of limited liability company interests in Blackhawk in a private placement transaction.

          Pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, on July 18, 1997, Webster and Ziegler (sometimes hereinafter individually referred to as a "Holder" and collectively referred to as the "Holders") purchased from the Company (i) 458,333 shares of Common Stock (of which 229,166 shares were issued to Webster and 229,167 shares were issued to Ziegler), (ii) 15,625 shares of Series A Preferred Stock (of which 7,812 shares were issued to Webster and 7,813 shares were issued to Ziegler) and (iii) Shadow Warrants to purchase up to an aggregate of 592,009 shares of Common Stock, subject to adjustment (the "Holders' Shadow Warrants", consisting of (A) a Shadow Warrant issued to Webster with respect to the right to acquire up to 296,004 shares of Common Stock (the "Webster Shadow Warrant") and (B) a Shadow Warrant issued to Ziegler with respect to the right to acquire up to 296,005 shares of Common Stock (the "Ziegler Shadow Warrant")), in consideration of an aggregate purchase price of $500,000 (the "Holders' Purchase Price"), of which $343,750 was paid in consideration of the Common Stock ($0.75 per share) and $156,250 was paid in consideration of the Series A Preferred Stock ($10.00 per share). The Holders' Purchase Price was paid by the surrender and delivery by the Holders to the Company of the Senior Notes, in the aggregate principal amount of $500,000 (Senior Note No. 1 issued to Webster in the principal amount of $250,000 and Senior Note No. 2 issued to Ziegler in the principal amount of $250,000).

          The source of funds for the $500,000 aggregate purchase price for the securities of the Company acquired by Webster and Ziegler pursuant to the Securities Purchase and Exchange Agreement was the surrender to the Company of the Senior Notes, in the aggregate principal amount of $500,000. As previously disclosed in the Initial Group Filing, the source of funds for the $500,000 subscription price for the Senior Notes and Bridge Loan Warrants acquired by Webster and Ziegler pursuant to the Bridge Loan Securities Purchase Agreement was a draw

                               Page 8 of 241 Pages




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down by Webster and Ziegler under a joint demand line of credit facility issued by Citibank N.A. in their favor, which credit line is secured by common stock of a company not affiliated with the Company that is owned indirectly by Webster and Ziegler through a corporation that they own and control.

ITEM 4.   PURPOSE OF TRANSACTION.

          As disclosed in Item 3 above, (i) on July 18, 1997, pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement, (A) Blackhawk acquired from the Company (x) 5,041,667 shares of Common Stock, (y) 171,875 shares of Series A Preferred Stock and (z) the Initial Blackhawk Shadow Warrant, representing the right to purchase up to an aggregate of 6,512,095 shares of Common Stock (subject to adjustment), (B) Webster acquired from the Company (x) 229,166 shares of Common Stock, (y) 7,812 shares of Series A Preferred Stock and (z) the Webster Shadow Warrant, representing the right to purchase up to an aggregate of 296,004 shares of Common Stock (subject to adjustment) and (C) Ziegler acquired from the Company (x) 229,167 shares of Common Stock, (y) 7,813 shares of Series A Preferred Stock and (z) the Webster Shadow Warrant, representing the right to purchase up to an aggregate of 296,005 shares of Common Stock (subject to adjustment) and (ii) on September 30, 1997, pursuant to the terms and conditions of the Subsequent Securities Purchase Agreement, Blackhawk acquired from the Company (A) 100,000 shares of Series B Preferred Stock and (B) the Subsequent Blackhawk Shadow Warrant, representing the right to purchase up to an aggregate of 1,100,255 shares of Common Stock (subject to adjustment).

          Pursuant to the terms of the Certificate of Designation of Series A Convertible Preferred Stock of the Company (the "Series A Certificate of Designation"), each share of the Series A Preferred Stock (i) has a liquidation preference of $10.00 per share, (ii) has the right to vote as one class with the shares of Common Stock, with each share of Series A Preferred Stock entitling the holder thereof to such number of votes as shall be equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is then convertible into, (iii) is entitled to dividends at the same rate as such dividends are declared with respect to the shares of Common Stock, with each share of Series A Preferred Stock being deemed to represent such number of shares of Common Stock into which it is then convertible, (iv) is not be subject to any redemption rights in favor of the Company and (v) is subject to mandatory conversion into 13 1/3 shares of Common Stock (subject to adjustment) upon the filing by the Company of an amendment to its Certificate of Incorporation to increase the number of authorized shares of its Common Stock from 15,000,000 shares to 100,000,000 shares (the "Charter Amendment"). Pursuant to a covenant contained in the Series A Certificate of Designation, the Company is obligated to use its best efforts to cause the Charter Amendment to be approved by its stockholders as soon as possible following the closing of the transactions contemplated by the Securities Purchase and Exchange Agreement and to file the Charter Amendment with the Secretary of State of Delaware promptly following such stockholder approval.

          Pursuant to the terms of the Certificate of Designation of Series B Convertible Preferred Stock of the Company (the "Series B Certificate of Designation"), each share of the Series B Preferred Stock (i) has a liquidation preference of $10.00 per share, (ii) has the right to

                               Page 9 of 241 Pages




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vote as one class with the shares of Common Stock and the shares of Series A
Preferred Stock, with each share of Series B Preferred Stock entitling the holder thereof to such number of votes as shall be equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is then convertible into, (iii) is entitled to dividends at the same rate as such dividends are declared with respect to the shares of Common Stock and the Series A Preferred Stock, with each share of Series B Preferred Stock being deemed to represent such number of shares of Common Stock into which it is then convertible, (iv) is not be subject to any redemption rights in favor of the Company and (v) is subject to mandatory conversion into 13 1/3 shares of Common Stock (subject to adjustment) upon the later of (A) January 1, 1998 or (B) the filing by the Company of the Charter Amendment. Pursuant to a covenant contained in the Series B Certificate of Designation, the Company is obligated to use its best efforts to cause the Charter Amendment to be approved by its stockholders as soon as possible following the closing of the transactions contemplated by the Subsequent Securities Purchase Agreement and to file the Charter Amendment with the Secretary of State of Delaware promptly following such stockholder approval.

          The Initial Blackhawk Shadow Warrant and the Subsequent Blackhawk Shadow Warrant (collectively, the "Blackhawk Shadow Warrants") provide Blackhawk the right to acquire up to an aggregate of 7,612,350 shares of Common Stock (subject to adjustment) under certain circumstances. The Webster Shadow Warrant and the Ziegler Shadow Warrant (collectively, the "Holders' Shadow Warrants"; the Blackhawk Shadow Warrants and the Holders' Shadow Warrants being sometimes hereinafter collectively referred to as the "Shadow Warrants"), provide Webster and Ziegler the right to acquire up to an aggregate of 296,004 shares of Common Stock (subject to adjustment) and 296,005 shares of Common Stock (subject to adjustment), respectively, in each case, under certain circumstances. The Shadow Warrants are essentially anti-dilution devices that are exercisable only in the event that certain designated warrants that were outstanding on the date of the Bridge Loan Securities Purchase Agreement (the "Subject Warrants") are exercised, and in such event, only with respect to such percentage of the aggregate number of shares issuable pursuant to the Subject Warrants (hereinafter, the "Exercise Shares") as equals, in the aggregate, approximately 65% of the sum of the maximum amount of Exercise Shares and the maximum amount of shares issuable under the Shadow Warrants, in the aggregate. The exercise price for the Shadow Warrants is $0.20 per share.

          Pursuant to Section 1.6(i) of the Securities Purchase and Exchange Agreement, and in satisfaction of the requirements set forth in that certain consulting and engagement agreement dated April 25, 1997 between the Company and Ziegler and Jay D. Haber, President of the Company ("Haber"), as to paragraph 1 thereof (the "Consulting Agreement"), the Company and Ziegler entered into a certain stock option agreement dated July 18, 1997 (the "Stock Option Agreement"), providing for the Company's grant to Ziegler of stock options (the "Ziegler Options") to acquire 50,000 shares of Common Stock. The Ziegler Options
(i) are immediately exercisable and not subject to any vesting requirements or other conditions, (ii) expire upon the earlier of the fifth anniversary of the date of the Stock Option Agreement or the ninetieth (90th) day after Ziegler ceases to serve as a director of the Company or a consultant under the Consulting Agreement, (iii) have an exercise price of $0.75 per share and (iv) are freely transferable (subject to applicable federal and state securities laws). The Consulting Agreement

                              Page 10 of 241 Pages





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further provides that upon any request by Ziegler, the Company and Haber shall use their best efforts to cause Ziegler to be elected as a director of the Company so long as Ziegler and/or any person or entity controlled by or affiliated with Ziegler shall hold at least 3% (on a fully diluted basis, including holdings of debt which may be converted into equity securities and warrants to purchase equity securities) of the equity securities of the Company.

          It was a condition precedent to the obligations of Blackhawk, Webster and Ziegler to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement that prior to or contemporaneously with such closing, the Company effect a management reorganization, consisting of several changes in the Board of Directors and senior management. The changes at the Board level involved the increase in the total number of directors from four to five, the resignations of two outside directors and one management director (who would remain as an executive officer of the Company), the election of each of Webster and Ziegler to fill two of the four vacancies caused by such resignations and increase in the size of the Board, and the election of two other new directors to be selected by the new Board. The changes in senior management, which resulted in part from a repositioning of the Company from an oil and gas exploration and production company to a provider of "3-D" seismic services, involved (i) the addition of (A) a new President and chief operating officer, who became responsible for the day to day operations of the Company's seismic acquisition business, (B) a chief technology officer (elected to the position of Vice President - Technology) and (C) a new chief financial officer (elected to the position of Vice President and Chief Financial Officer) and (ii) the change in title and duties of two incumbent executive officers of the Company, including the former President of the Company becoming the Chairman and Chief Executive Officer of the Company. In addition, as part of this management reorganization a fourth new executive officer was added at the subsidiary level, in connection with the Company's acquisition of a new subsidiary engaged in the seismic acquisition services business, which acquisition was also a condition precedent to the closing of the transactions contemplated by the Securities Purchase and Exchange Agreement.

          The obligations of Blackhawk, Webster and Ziegler (sometimes hereinafter collectively referred to as the "Purchasers") to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement were also subject to the following conditions: (i) the execution and delivery by the Company of (A) the Registration Rights Agreement (as defined in Item 6 below) and (B) the Monitoring Agreement, (ii) the filing by the Company with the Secretary of State of Delaware of (A) an amendment to the Certificate of Incorporation of the Company that was approved by the stockholders of the Company at its last annual meeting of stockholders, providing for the creation of 2,500,000 shares of series preferred stock, par value $10.00 per share, and
(B) the Series A Certificate of Designation, and (iii) the payment by the Company of the reasonable legal fees and other expenses of the Purchasers' counsel. The obligations of the Company to consummate the transactions contemplated by the Securities Purchase and Exchange Agreement were subject to the following conditions: (i) the surrender of the Senior Notes to the Company for cancellation, (ii) the return to the Company of the subsidiary stock certificates that had been pledged by the Company to secure the indebtedness represented by the Senior Notes and (iii) the execution by Webster and Ziegler of such releases and other documents as the Company shall require to evidence the release and termination of all

                              Page 11 of 241 Pages





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liens and security interests granted to Webster and Ziegler in connection with the transactions contemplated by the Bridge Loan Securities Purchase Agreement. The Subsequent Securities Purchase Agreement provided that the following events would take place at or prior to the closing of the transactions contemplated thereby: (i) the execution and delivery of an amendment to the Registration Rights Agreement, (ii) the filing by the Company of the Series B Certificate of Designation and (iii) the payment by the Company of the reasonable legal fees and other expenses of Blackhawk's counsel.

          As a result of the issuance of an aggregate of 5,500,000 shares of Common Stock to Blackhawk, Webster and Ziegler pursuant to the Securities Purchase and Exchange Agreement, and the issuance by the Company of an aggregate of 400,000 shares of its Common Stock to Gallant pursuant to the terms of the Signature Stock Purchase Agreement, and assuming the conversion of the Series A Preferred Stock into Common Stock, the number of shares purchasable by each of Webster and Ziegler pursuant to the Bridge Loan Warrants previously issued by the Company to him, was increased from 500,000 shares to 1,347,922 shares and the purchase price per share was decreased from $0.75 to $0.2782, in each case, pursuant to the adjustment provisions thereof. After giving effect to the adjustment to the Bridge Loan Warrants triggered by the conversion of the shares of Series A Preferred Stock into shares of Common Stock, the Bridge Loan Warrants are presently exercisable, in whole or in part at any time prior to 5:30 p.m., New York time, on December 31, 2002, for an aggregate of 2,695,844 shares of Common Stock (the "Bridge Loan Warrant Stock") at a purchase price per share of $0.2782 (the "Bridge Loan Warrant Price"). The number of shares of Bridge Loan Warrant Stock and the Bridge Loan Warrant Price are subject to further adjustment upon the occurrence of specified events, in accordance with
Section 4 of the Bridge Loan Warrants. The conversion of the Series B Preferred Stock into Common Stock will trigger further adjustment to the number of shares of Bridge Loan Warrant Stock and the Bridge Loan Warrant Price.

          The Common Stock, Series A Preferred Stock, Series B Preferred Stock and the Shadow Warrants issued to the Reporting Persons pursuant to the terms and conditions of the Securities Purchase and Exchange Agreement and the Subsequent Securities Purchase Agreement (collectively, the "Securities Purchase Agreements"), were acquired by such Reporting Persons not only for investment purposes, but also for the purpose of acquiring control of the Company and influencing management.

          As further described in Item 6 below, contemporaneously with the execution and delivery of the Securities Purchase and Exchange Agreement, Blackhawk entered into an investment monitoring agreement with the Company (the "Monitoring Agreement").

          Although there is no present intention to do so, any of the Reporting Persons may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the respective business' of the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

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          Depending upon the results of the reviews and the other factors mentioned above, any of the Reporting Persons, at any time, may decide to change his or its intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock (or common stock equivalents, as the case may be), although, except for the acquisition of shares of Common Stock by the Reporting Persons upon the automatic conversion of the shares of Series A Preferred Stock and/or shares of Series B Preferred Stock, and/or upon the exercise in whole or in part of any of the Shadow Warrants, the Bridge Loan Warrants or the Ziegler Options, in each case, in accordance with the terms thereof, as described above, none of the Reporting Persons has any current intention to do so.

          Any of the Reporting Persons may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or Webster or Ziegler may seek to influence the management of the Company in his capacity as a director of the Company.

          The descriptions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Preferred Stock, the Series B Preferred Stock, the Shadow Warrants, the Stock Option Agreement, the Monitoring Agreement, the Bridge Loan Warrants and the Consulting Agreement (in each case, inclusive of the other agreements which are exhibits thereto) contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Certificate of Designation, the Series B Certificate of Designation, the Shadow Warrants, the Stock Option Agreement, the Monitoring Agreement, the Form of Bridge Loan Warrant and the Consulting Agreement, copies of which are attached hereto as Exhibits II, III, IV, V, VI, VII, VIII, IX and X, respectively, and incorporated herein by reference.

          Except as discussed above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), none of the Reporting Persons has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number and percentage of shares of Common Stock (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock, although the Series A Preferred Stock might not be converted into Common Stock within sixty (60) days of the acquisition thereof and the Series B Preferred Stock will not be converted into shares of Common Stock within sixty (60) days of the acquisition thereof, since both the Series A Preferred Stock and the Series B Preferred Stock presently are entitled to dividend and voting rights as though same had been converted into shares of Common Stock) beneficially owned by the Reporting Persons named in
Item 2 above are as follows:

                              Page 13 of 241 Pages





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          The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Blackhawk on the date hereof are 8,666,667 shares of Common Stock, or approximately 59.0% of the 14,686,621 shares of Common Stock that would be issued and outstanding after giving effect to the consummation of the transactions contemplated by the Securities Purchase Agreements (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock).

          The aggregate number and percentage of the Common Stock which are owned beneficially by BCP on the date hereof are 8,666,667 shares of Common Stock, or approximately 59.0% of the 14,686,621 shares of Common Stock that would be issued and outstanding after giving effect to the consummation of the transactions contemplated by the Securities Purchase Agreements (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock), which number and percentage consist solely of the shares owned of record by Blackhawk, since BCP is the managing member of Blackhawk.

          The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 10,347,915 shares of Common Stock, or approximately 64.5% of the 16,034,543 shares of Common Stock that would be issued and outstanding after giving effect to the consummation of the transactions contemplated by the Securities Purchase Agreements (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock) and assuming the exercise of the Bridge Loan Warrants to acquire 1,347,922 shares of Common Stock owned by Webster, which number and percentage include the 8,666,667 shares owned of record (assuming the conversion of the Preferred Stock into Common Stock) by Blackhawk, since Webster is a partner of BCP and BCP is the sole managing member of Blackhawk.

          The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 10,397,929 shares of Common Stock, or approximately 64.6% of the 16,084,543 shares of Common Stock that would be issued and outstanding after giving effect to the consummation of the transactions contemplated by the Securities Purchase Agreements (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock), and assuming the exercise of the Bridge Loan Warrants owned by Ziegler and the Ziegler Options to acquire an aggregate of 1,397,922 shares of Common Stock, which number and percentage include the 8,666,667 shares owned of record (assuming the conversion of the Preferred Stock into Common Stock) by Blackhawk, since Ziegler is a partner of BCP and BCP is the sole managing member of Blackhawk.

          Notwithstanding the foregoing, if Blackhawk, BCP, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of securities of the Company pursuant to the Securities Purchase and Exchange Agreement, then each of Blackhawk, BCP, Webster and Ziegler may be deemed to beneficially own an aggregate of 12,079,177 shares of Common Stock, or approximately 69.3% of the 17,432,465 shares of Common Stock that would be issued and outstanding (assuming the conversion of the Series A Preferred Stock and the

                              Page 14 of 241 Pages





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Series B Preferred Stock into shares of Common Stock, the exercise of the Bridge
Loan Warrants to acquire 2,695,844 shares of Common Stock owned by Webster and Ziegler, and the exercise of the Ziegler Options to acquire 50,000 shares of Common Stock). Each of Blackhawk and BCP disclaims beneficial ownership of the shares of Common Stock owned of record by Webster and Ziegler and the Common Stock issuable upon the exercise of the Bridge Loan Warrants and the Ziegler Options owned of record by Webster and Ziegler, as the case may be, and each of Webster and Ziegler expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other and the shares of Common Stock issuable upon the exercise of the Bridge Loan Warrants and Ziegler Options owned of record by the other.

          The foregoing aggregate number and percentage of the Common Stock beneficially owned by the Reporting Persons as of the date hereof does not include any shares of Common Stock that may be issuable upon any exercise of any of the Shadow Warrants, as any such rights to acquire shares of Common Stock pursuant to the Shadow Warrants are not presently exercisable and are contingent upon the occurrence of events not within the control of any of the Reporting Persons, which events may or may not occur within 60 days of the date hereof, as the case may be.

          (b) With respect to each person named in response to paragraph (a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock into shares of Common Stock, although the Series A Preferred Stock might not be converted into Common Stock within sixty (60) days of the acquisition thereof and the Series B Preferred Stock will not be converted into shares of Common Stock within sixty (60) days of the acquisition thereof, since both the Series A Preferred Stock and the Series B Preferred Stock presently are entitled to dividend and voting rights as though same had been converted into shares of Common Stock), as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

          Blackhawk may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 8,666,667 shares of Common Stock owned of record by it (assuming the conversion of the Preferred Stock into shares of Common Stock). Notwithstanding the foregoing, BCP, as the sole managing member of Blackhawk, and each of Webster and Ziegler, as the general partners of BCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 8,666,667 shares of Common Stock owned of record by Blackhawk (assuming the conversion of the Preferred Stock into shares of Common Stock).

          BCP, as the sole managing member of Blackhawk, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 8,666,667 shares of Common Stock owned of record by Blackhawk (assuming the conversion of the Preferred Stock into shares of Common Stock).

          Webster has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 333,326 shares of Common Stock owned of record by him (assuming

                              Page 15 of 241 Pages





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the conversion of the Series A Preferred Stock owned by him into 104,160 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants owned by Webster, Webster will have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,347,922 shares of Common Stock issuable upon exercise of such Bridge Loan Warrants. In addition, Webster, as a general partner of BCP, the sole managing member of Blackhawk, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 8,666,667 shares of Common Stock owned beneficially and of record by Blackhawk (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock owned by Blackhawk into 3,625,000 shares of Common Stock).

          Ziegler has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 333,340 shares of Common Stock owned of record by him (assuming the conversion of the Series A Preferred Stock owned by him into 104,173 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants and Ziegler Options owned by Ziegler, Ziegler will have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,397,922 shares of Common Stock issuable upon exercise of such Bridge Loan Warrants and Ziegler Options. In addition, Ziegler, as a general partner of BCP, the sole managing member of Blackhawk, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 8,666,667 shares of Common Stock owned beneficially and of record by Blackhawk (assuming the conversion of the Series A Preferred Stock and the Series B Preferred Stock owned by Blackhawk into 3,625,000 shares of Common Stock).

          In addition, notwithstanding the foregoing, if Blackhawk, BCP, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d- 5(b) by virtue of their action in concert in connection with the acquisition of the securities of the Company pursuant to the Securities Purchase Agreements, then (i) Webster may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 333,340 shares of Common Stock owned of record by him (assuming the conversion of the Series A Preferred Stock owned by him into 104,173 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants and Ziegler Options owned by Ziegler, the 1,397,922 shares of Common Stock issuable upon the exercise of such Bridge Loan Warrants and Ziegler Options, (ii) Ziegler may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 333,326 shares of Common Stock owned of record by him (assuming the conversion of the Series A Preferred Stock owned by him into 104,160 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants owned by Webster, the 1,347,922 shares of Common Stock issuable upon the exercise of such Bridge Loan Warrants, and (iii) each of Blackhawk and BCP may be deemed to share (A) with Webster, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 333,326 shares of Common Stock owned of record by him (assuming the conversion of the Series A Preferred Stock owned by him into 104,160 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants owned by Webster, the 1,347,922 shares of Common Stock issuable upon the exercise of such Bridge Loan Warrants and (B) with Ziegler, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 333,340 shares of Common Stock owned of record by him (assuming the conversion of the

                              Page 16 of 241 Pages





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Series A Preferred Stock owned by him into 104,173 shares of Common Stock) and, upon the exercise of the Bridge Loan Warrants and Ziegler Options owned by Ziegler, the 1,397,922 shares of Common Stock issuable upon the exercise of such Bridge Loan Warrants and Ziegler Options. Each of Webster and Ziegler expressly disclaims beneficial ownership of the shares of Common Stock (inclusive of the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock) owned of record, and the shares of Common Stock issuable upon the exercise of the warrants and options (as the case may be) owned of record, by the other. Each of Blackhawk and BCP expressly disclaims beneficial ownership of the shares of Common Stock (inclusive of the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock) owned of record, and the shares of Common Stock issuable upon the exercise of the warrants and options (as the case may be) owned of record, by Webster and Ziegler.

          (c) Except for the acquisition of the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Ziegler Options, pursuant to the terms of the Securities Purchase Agreements (inclusive of the adjustments to the number of shares of Common Stock issuable upon exercise of the Bridge Loan Warrants triggered by the consummation of the transactions contemplated by the Securities Purchase and Exchange Agreement), all as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock. See Items 3 and 4 above and subsection (a) and (b) of this Item 5 for further details in connection with the acquisition of the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Ziegler Options pursuant to the Securities Purchase Agreements and the adjustments to the number of shares of Common Stock issuable upon exercise of the Bridge Loan Warrants.

          (d) As more fully described below in Item 6, (i) BCP, as the Managing Member of Blackhawk, is entitled to receive 25% of any and all distributions of cash (which may include proceeds from the sale of securities of the Company) and securities made by Blackhawk to its members after its members have received distributions equal to the sum of their investment in Blackhawk plus a specified preferred return thereon and (ii) BCP has entered into contractual arrangements with certain members of Blackhawk, including Ziegler, pursuant to which it agreed to pay to such persons a specified percentage of the distributions it received from Blackhawk.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As previously disclosed in Item 4 above, (i) the Reporting Persons are
(A) parties to the Securities Purchase and Exchange Agreement, which provided for the sale and issuance of the Common Stock, Series A Preferred Stock and Shadow Warrants to the Reporting Persons (B) holders of the Series A Preferred Stock, which will be automatically converted into shares of Common Stock upon the filing of the Charter Amendment and (C) holders of the Shadow Warrants (inclusive of the New Blackhawk Shadow Warrant) which are exercisable for an aggregate of up to 8,204,359 shares of Common Stock, but only in the event that the Subject Warrants are exercised, (ii) Blackhawk is a (A) party to the Subsequent Securities Purchase

                              Page 17 of 241 Pages





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Agreement, which provided for the sale and issuance of the Series B Preferred
Stock and New Blackhawk Shadow Warrant to Blackhawk and (B) holder of the Series B Preferred Stock, which will be automatically converted into shares of Common Stock upon the later of the filing of the Charter Amendment or January 1, 1998,
(iii) Webster and Ziegler are holders of the Bridge Loan Warrants which are exercisable for an aggregate of 2,695,844 shares of Common Stock (after adjustment to give effect to the conversion of the Series A Preferred Stock into shares of Common Stock) and (iv) Ziegler is a party to the Stock Option Agreement which provided for the grant of the Ziegler Options to acquire 50,000 shares of Common Stock. See Item 4 above for further details with respect to the provisions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Preferred Stock, the Series B Preferred Stock, the Shadow Warrants, the Bridge Loan Warrants and the Ziegler Options.

          In addition, contemporaneously with the execution and delivery of the Securities Purchase and Exchange Agreement, (i) the Company and the Reporting Persons entered into a Registration Rights Agreement (the "Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock owned or to be owned (whether pursuant to the conversion of the Series A Preferred Stock, any exercise of the Shadow Warrants, or otherwise acquired) by the Reporting Persons, their affiliates or permitted transferees of the Series A Preferred Stock or Shadow Warrants and (ii) the Company and Blackhawk entered into the Monitoring Agreement, providing for the payment by the Company to BCP of an annual investment monitoring fee of $25,000 (the "Investment Monitoring Fee") for services to be performed by BCP with respect to the monitoring on behalf of Blackhawk and BCP of the investment in the Company made by Blackhawk and BCP pursuant to the Securities Purchase and Exchange Agreement. The Investment Monitoring Fee is payable quarterly in arrears on the last business day of March, June, September and December of each year, commencing on September 30, 1997. Contemporaneously with closing of the transactions contemplated by the Subsequent Securities Purchase Agreement, the Company and the Reporting Persons entered into an Amendment to the Registration Rights Agreement (the "Amendment"; the Registration Rights Agreement, as amended by the Amendment, being sometimes hereinafter collectively referred to as the "Blackhawk Registration Rights Agreement"), pursuant to which the definition of Registrable Securities was amended to include the shares of Common Stock issuable upon the conversion of the Series B Preferred Stock and the exercise of the New Blackhawk Shadow Warrant.

                  As previously disclosed in Item 4 above and in the Initial Group Filing, contemporaneously with the execution and delivery of the Bridge Loan Securities Purchase Agreement, (i) the Company and Webster and Ziegler entered into a certain registration rights agreement (the "Bridge Loan Registration Rights Agreement") and (ii) the Company entered into the Consulting Agreement with Ziegler. The Bridge Loan Registration Rights Agreement requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act, the shares of Common Stock owned or to be owned (whether pursuant to any exercise of the Bridge Loan Warrants, the issuance of certain PIK Stock Interest under the Senior Notes, the conversion of the principal amount of the Senior Notes, or otherwise acquired) by

                              Page 18 of 241 Pages




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Webster or Ziegler, their affiliates or permitted transferees of the Bridge Loan
Warrants or Senior Notes. As part of the consummation of the transactions contemplated by the Securities Purchase and Exchange Agreement, the Senior Notes were surrendered to the Company by Webster and Ziegler for cancellation, in exchange for shares of Common Stock, shares of Series A Preferred Stock and the Holders' Shadow Warrants; however, the Bridge Loan Registration Rights Agreement remains in full force and effect with respect to any other Registrable
Securities (as defined therein) covered thereby. The Consulting Agreement provides that in consideration of certain strategic planning and other consulting services to be provided to the Company and its subsidiaries by Ziegler, as determined from time to time by Ziegler and the President of the Company, Ziegler shall be paid a quarterly consulting fee (the "Consulting Fee") equal to one half of 1% of the total investment made by Ziegler and certain other persons in debt and equity securities of the Company that is outstanding as of the end of each quarter during the three year term of such agreement. The Consulting Fee is to be paid quarterly in arrears on the last business day of March, June, September and December, commencing on September 30, 1997. The Consulting Agreement further provides that upon any request by Ziegler, the Company and Haber shall use their best efforts to cause Ziegler to be elected as a director of the Company so long as Ziegler and/or any person or entity controlled by or affiliated with Ziegler shall hold at least 3% (on a fully diluted basis, including holdings of debt which may be converted into equity securities and warrants to purchase equity securities) of the equity securities of the Company. The securities issued to the Reporting Persons pursuant to the Securities Purchase and Exchange Agreement and the securities issued to Blackhawk pursuant to the Subsequent Securities Purchase Agreement are includable for purposes of calculating both the Consulting Fee and the three percent (3%) threshold for the director election provision described above. The execution and delivery by the Company of the Stock Option Agreement, and the grant to Ziegler of the Ziegler Options thereunder, satisfied another provision of the Consulting Agreement.

          Pursuant to Article V of that certain Limited Liability Company Agreement of Blackhawk dated as of July 18, 1997 (the "Blackhawk LLC Agreement"), once the members of Blackhawk have received distributions of cash and/or securities equal in value to the sum of a specified priority return on their investment in Blackhawk and the amount of such investment ("Payout"), BCP, as the managing member of Blackhawk, is entitled to receive 25% of all subsequent distributions made by Blackhawk of (i) available cash flow from Blackhawk (which may include proceeds from the sale of Common Stock or other securities of the Company) and (ii) securities of the Company (the "BCP Contingent Interest").

          BCP is a party to certain profit sharing agreements (individually, a "Profit Sharing Agreement" and collectively, the Profit Sharing Agreements"), pursuant to which it agreed to pay a specified percentage (individually, an "Allocation Percentage" and collectively, the "Allocation Percentages") of the net distributions that it receives from Blackhawk under the terms of the Blackhawk LLC Agreement to certain persons and entities who are members of Blackhawk (collectively, the "Special Participants"). In some instances, such payments to Special Participants involve consideration, while other such payments do not involve consideration. The aggregate Allocation Percentages under the Profit Sharing Agreements is approximately twenty percent (20%) of the BCP Contingent Interest, or approximately five percent (5%) of all

                              Page 19 of 241 Pages




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distributions to be made by Blackhawk under the Blackhawk LLC Agreement after
Payout. Ziegler is one of the Special Participants, with an Allocation Percentage of 0.67%.

          The descriptions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Preferred Stock, the Series B Preferred Stock, the Shadow Warrants, the Stock Option Agreement, the Monitoring Agreement, the Bridge Loan Warrants, the Consulting Agreement, the Registration Rights Agreement, the Bridge Loan Registration Rights Agreement, the Blackhawk LLC Agreement and the Profit Sharing Agreements (in each case, inclusive of the other agreements which are exhibits thereto) contained in this
Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Securities Purchase and Exchange Agreement, the Subsequent Securities Purchase Agreement, the Series A Certificate of Designation, the Series B Certificate of Designation, the Shadow Warrants, the Stock Option Agreement, the Monitoring Agreement, the Form of Bridge Loan Warrant, the Consulting Agreement, the Registration Rights Agreement, the Bridge Loan Registration Rights Agreement, the Blackhawk LLC Agreement and the Form of Profit Sharing Agreement (inclusive of a Schedule of the Special Participants and their Allocation Percentages), copies of which are attached hereto as Exhibits II, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII and XIV, respectively, and incorporated herein by reference.

          Except as discussed in this Item 6 and in Item 4 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), neither of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         I.   Group Filing Agreement referred to in the Introduction.

         II. Securities Purchase and Exchange Agreement referred to in Items 3, 4, 5 and 6.

         III. Subsequent Securities Purchase Agreement referred to in Items 3, 4, 5 and 6.

         IV.  Series A Certificate of Designation referred to in Items 4 and 6.

         V.   Series B Certificate of Designation referred to in Items 4 and 6.

         VI.  Shadow Warrants referred to in Items 3, 4, 5 and 6.


                              Page 20 of 241 Pages




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         VII.  Stock Option Agreement referred to in Items 4 and 6.

         VIII. Monitoring Agreement referred to in Items 4 and 6.

         IX. Form of Bridge Loan Warrant referred to in the Introduction and in Items 3, 4, 5 and 6.

         X.    Consulting Agreement referred to in Items 4 and 6.

         XI.   Registration Rights Agreement referred to in Item 6.

         XII.  Bridge Loan Registration Rights Agreement referred to in Item 6.

         XIII. Blackhawk LLC Agreement referred to in Item 6.

         XIV.  Form of Profit Sharing Agreement referred to in Item 6.

                              Page 21 of 241 Pages




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                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1997           BLACKHAWK INVESTORS, L.L.C.
        ----------------------     By: Blackhawk Capital Partners, its Managing
                                         Member

                                   By:/s/ WILLIAM R. ZIEGLER
                                      ------------------------------------------
                                      William R. Ziegler, Partner


Dated:  October 16, 1997           BLACKHAWK CAPITAL PARTNERS
        -----------------------

                                   By:/s/ WILLIAM R. ZIEGLER
                                      ------------------------------------------
                                      William R. Ziegler, Partner


Dated:  October 16, 1997           /s/ STEVEN A. WEBSTER
        ------------------------   ---------------------------------------------
                                   Steven A. Webster, Individually


Dated:  October 16, 1997           /s/ WILLIAM R. ZIEGLER
        ------------------------   ---------------------------------------------
                                   William R. Ziegler, Individually

                              Page 22 of 241 Pages




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                                  EXHIBIT INDEX

Exhibit
Number           Description                                                         Page No.
------           -----------                                                         --------
I         Schedule 13D Group Filing Agreement dated as of July 18, 1997,                 25
          among Blackhawk Investors, L.L.C., Blackhawk Capital Partners,
          Steven A. Webster and William R. Ziegler

II        Securities Purchase and Exchange Agreement dated as of July 18,                27
          1997, among Geokinetics Inc., Blackhawk Investors, L.L.C., Steven A.
          Webster and William R. Ziegler
III       Securities Purchase Agreement dated as of July 24, 1997, between               62
          Geokinetics Inc. and Blackhawk Investors, L.L.C.
IV        Certificate of Designation of Series A Convertible Preferred Stock of          95
          Geokinetics, Inc.
V         Certificate of Designation of Series B Convertible Preferred Stock of          107
          Geokinetics, Inc.
VI(a)     Shadow Warrant issued by Geokinetics Inc. in favor of Blackhawk                119
          Investors, L.L.C. on July 18, 1997

VI(b)     Shadow Warrant issued by Geokinetics Inc. in favor of Steven A.                132
          Webster on July 18, 1997
VI(c)     Shadow Warrant issued by Geokinetics Inc. in favor of William R.               145
          Ziegler on July 18, 1997
VI(d)     Shadow Warrant issued by Geokinetics Inc. in favor of Blackhawk                158
          Investors, L.L.C. on September 30, 1997
VII       Stock Option Agreement dated July 18, 1997 between Geokinetics,                172
          Inc. and William R. Ziegler
VIII      Monitoring Agreement dated as of July 18, 1997 between Geokinetics             177
          Inc. and Blackhawk Investors, L.L.C.
IX        Form of Warrant issued by Geokinetics Inc. in favor of each of Steven
          A. Webster and William R. Ziegler on April 25, 1997 (Incorporated by
          reference to Exhibit IV to the Schedule 13D filed by Messrs. Steven A.
          Webster and William R. Ziegler  with the Commission on May 5,
          1997)


                              Page 23 of 241 Pages




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


X         Consulting Agreement dated April 25, 1997, between Geokinetics Inc.
          and William R. Ziegler and agreed to as to paragraph 1 thereof by Jay
          D. Haber  (Incorporated by reference to Exhibit VI to the Schedule
          13D filed by Messrs. Steven A. Webster and William R. Ziegler with the Commission on May 5, 1997)

XI(a)     Registration Rights Agreement dated as of July 18, 1997, among                180
          Geokinetics Inc., Blackhawk Investors, L.L.C., Steven A. Webster and
          William R. Ziegler
XI(b)     Amendment to Registration Rights Agreement dated as of July 18,               198
          1997, among Geokinetics Inc., Blackhawk Investors, L.L.C., Steven A.
          Webster and William R. Ziegler
XII       Registration Rights Agreement dated as of April 25, 1997, among
          Geokinetics Inc., Steven A. Webster and William R. Ziegler
          (Incorporated by reference to Exhibit V to the Schedule 13D filed by Messrs. Steven A. Webster and William R. Ziegler with the Commission on May 5, 1997)

XIII      Limited Liability Company Agreement of Blackhawk Investors, L.L.C.            202
          dated as of July 18, 1997
XIV       Form of Profit Sharing Agreement dated as of July 24, 1997 between            236
          Blackhawk Capital Partners and the Special Participants, together with a Schedule of the Special Participants and their respective Allocation
          Percentages




                                                            Page 24 of 241 Pages


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